-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                               SCHEDULE 14D-1/A
                               (AMENDMENT NO. 4)
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                SCHEDULE 13D/A
                               (AMENDMENT NO. 4)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               ----------------
                             METROMAIL CORPORATION
                           (NAME OF SUBJECT COMPANY)
                       GREAT UNIVERSAL ACQUISITION CORP.
                       THE GREAT UNIVERSAL STORES P.L.C.
                                   (BIDDERS)
                               ----------------
                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)
                               ----------------
                                  591680 103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                               ----------------
                                 JOHN W. PEACE
                EXECUTIVE DIRECTOR AND CHIEF EXECUTIVE OFFICER
                   OF EXPERIAN INFORMATION SERVICES DIVISION
                       THE GREAT UNIVERSAL STORES P.L.C.
                        LECONFIELD HOUSE, CURZON STREET
                            LONDON, ENGLAND W1Y7FL
                               (44) 171 495-0070
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)
                               ----------------
                                   COPY TO:
                             DONALD G. LUBIN, ESQ.
                         SONNENSCHEIN NATH & ROSENTHAL
                               8000 SEARS TOWER
                            CHICAGO, ILLINOIS 60606
                                (312) 876-8000
                                MARCH 26, 1998
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)
                           CALCULATION OF FILING FEE
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
           TRANSACTION VALUATION*                           AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
                 $808,605,584                                     $161,722

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*  Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of 22,516,996 shares of Metromail Corporation Common Stock, including the associated preferred stock purchase rights ("Shares"), which are outstanding at $34.50 per Share, and 2,087,119 Shares which are subject to outstanding options at $34.50 per Share less the exercise price of such options. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the Shares to be purchased.
[X]Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2)
   and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
  Amount Previously Paid: $146,959
  Form or Registration No.: Schedule 14D-1
  Filing Party: Great Universal Acquisition Corp. and The Great Universal
  Stores P.L.C.
  Date Filed: March 16, 1998
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PAGE 1 OF 8 PAGES                                       EXHIBIT INDEX ON PAGE 8

                           SCHEDULE 14D-1/A AND 13D/A

                                                          Page 2 of 8 Pages
  CUSIP NO. 591680 103



--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON: THE GREAT UNIVERSAL STORES P.L.C.
   I.R.S. IDENTIFICATION NUMBER: N/A
--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A)[_]
                                                                (B) [_]
--------------------------------------------------------------------------------
 3 SEC USE ONLY
--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS
  WC
--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEM 2(D) OR 2(E):
                                                                   [_]
--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  ENGLAND
--------------------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  9,093,634*
--------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES:
                                                                   [_]
--------------------------------------------------------------------------------
 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):
  40.4%*
--------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON
  HC AND CO
--------------------------------------------------------------------------------
  * On March 12, 1998, The Great Universal stores P.L.C., a corporation organized under the laws of England ("Parent"), and Great Universal Acquisition Corp., a Delaware corporation and an indirect wholly-owned subsidiary of Parent ("Purchaser"), entered into (i) a Stock Purchase Agreement (the "Donnelley Stock Purchase Agreement"), with R.R. Donnelley & Sons Company ("Donnelley"), the beneficial owner of 8,600,000 Shares, or approximately 38.2% of the shares outstanding on March 6, 1998, pursuant to which Donnelley agreed, upon the terms and conditions set forth therein, to sell such Shares to Purchaser, to vote such Shares in the manner specified in the Donnelley Stock Purchase Agreement with respect to certain matters and to appoint Parent as Donnelley's proxy to vote such Shares in certain circumstances, and (ii) Stock Purchase Agreements (the "Executive Stock Purchase Agreements") with Barton L. Faber, Chairman of the Board of Metromail Corporation (the "Company"), Thomas J. Quarles, Senior Vice President, General Counsel, Chief Administrative Officer and Secretary of the Company, and Ronald G. Eidell, the Senior Vice President and Chief Financial Officer of the Company (the "Executives") who beneficially own an aggregate of 493,634 Shares, or approximately 2.2% of the Shares outstanding on March 6, 1998, pursuant to which the Executives agreed, upon the terms and conditions set forth therein, to tender or otherwise sell to Purchaser the Shares beneficially owned by them, to vote such Shares in the manner specified in the Executive Stock Purchase Agreements with respect to certain matters and to appoint Parent as Donnelley's proxy to vote such Shares in certain circumstances. Parent also entered into a Stock Purchase Agreement, dated as of March 12, 1998 (the "Company Stock Purchase Agreement"), with the Company. Upon the terms and conditions set forth in the Company Stock Purchase Agreement, the Company agreed to issue and sell to Parent, that number of Shares, if any (the "Company Shares"), equal to the number of Shares that when added to the sum of the number of Shares (a) the number of Shares accepted for purchase by Purchaser pursuant to the Offer, (b) the number of Shares, if any, purchased by Parent from Donnelley pursuant to the Donnelley Stock Purchase Agreement simultaneously with the acceptance of Shares for payment pursuant to the Offer, and (c) the number of Shares, if any, purchased by Parent from the Executives pursuant to the Executive Stock Purchase Agreements simultaneously with the acceptance of Shares for payment pursuant to the Offer, constitutes 51% of the outstanding shares on a fully-diluted basis giving effect to the issuance of the Company Shares, at a per share purchase price equal to the Offer Price. The Donnelley Stock Purchase Agreement, the Executive Stock Purchase Agreements and the Company Stock Purchase Agreement are described more fully in Section 11 of the Offer to Purchase dated March 16, 1998. See also the Supplement to the Offer to Purchase dated March 30, 1998.

                           SCHEDULE 14D-1/A AND 13D/A

                                                          Page 3 of 8 Pages
  CUSIP NO. 591680 103



--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON GREAT UNIVERSAL ACQUISITION CORP.
   I.R.S. IDENTIFICATION NO.

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (A)[_]
                                                                (B) [_]

--------------------------------------------------------------------------------
 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS
  AF

--------------------------------------------------------------------------------
 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):
                                                                   [_]

--------------------------------------------------------------------------------
 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  STATE OF DELAWARE

--------------------------------------------------------------------------------
 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  9,093,634*

--------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES
                                                                   [_]

--------------------------------------------------------------------------------
 9 PERCENT OF CLASS REPRESENTED TO AMOUNT IN ROW (7):
  40.4%*

--------------------------------------------------------------------------------
10 TYPE OF REPORTING PERSON
  CO

--------------------------------------------------------------------------------

--------
  *The footnote on page 2 is incorporated by reference herein.

                          SCHEDULE 14D-1/A AND 13D/A

                                                          Page 4 of 8 Pages
  CUSIP NO. 591680 103



  This Amendment No. 4 amends and supplements the Tender Offer Statement on
Schedule 14D-1 and Schedule 13D, originally filed on March 16, 1998, as amended by Amendment No. 1 thereto filed on March 19, 1998, Amendment No. 2 thereto filed on March 23, 1998, and Amendment No. 3 thereto filed on March 25, 1998 (as so amended, the "Schedule 14D-1") by The Great Universal Stores P.L.C., a corporation organized under the laws of England, and its wholly-owned subsidiary, Great Universal Acquisition Corp., a Delaware corporation (the "Purchaser"), relating to the Purchaser's tender offer for all of the outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), including the associated preferred share purchase rights (the "Rights" and together with the Common Stock, the "Shares"), of Metromail Corporation, a Delaware corporation (the "Company").

  The price offered for the Shares has been increased to $34.50 per Share ($31.50 per Share if the Merger Agreement and the Stock Purchase Agreements, as such terms are defined in the Offer to Purchase, do not continue in full force and effect in accordance with their terms), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of March 16, 1998 (the "Offer to Purchase"), as amended and supplemented by the Supplement to Offer to Purchase, dated as of March 30, 1998 (the "Supplement"), and in the related revised Letter of Transmittal (which together constitute the "Offer"). The Offer to Purchase, the Supplement and the related revised Letter of Transmittal have been filed as exhibits (a)(1), (a)(14) and (a)(15), respectively, to the Schedule 14D-1. This Amendment also constitutes an amendment to the Schedule 13D filed on March 16, 1998 with respect to the acquisition by Parent and the Purchaser of beneficial ownership of Shares subject to the Stock Purchase Agreements.

  Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1. The item numbers and responses thereto below are in accordance with the requirements of
Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  Item 1 is hereby amended and supplemented as follows:

  The information set forth in the Introduction, Section 1 ("Amended Terms of the Offer") and Section 3 ("Price Range of the Shares; Dividends on the Shares") of the Supplement is incorporated herein by reference.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  Item 3 is hereby amended and supplemented as follows:

  The information set forth in the Introduction and Section 5 ("Background of the Offer; The Merger Agreement and Certain Other Agreements") of the Supplement is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  Item 4 is hereby amended and supplemented as follows:

  The information set forth in Section 4 ("Source and Amount of Funds") of the Supplement is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  Item 5 is hereby amended and supplemented as follows:

  (a) through (e): The information set forth in the Introduction and Section 5 ("Background of the Offer; The Merger Agreement and Certain Other Agreements") of the Supplement is incorporated herein by reference.

                          SCHEDULE 14D-1/A AND 13D/A

                                                          Page 5 of 8 Pages
  CUSIP NO. 591680 103




ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  Item 6 is hereby amended and supplemented as follows:

  (a) and (b): The information set forth in the Introduction and Section 5 ("Background of the Offer; The Merger Agreement and Certain Other Agreements") of Supplement is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT
   COMPANY'S SECURITIES.

  Item 7 is hereby amended and supplemented as follows:

  The information set forth in the Introduction, Section 4 ("Source and Amount of Funds") and Section 5 ("Background of the Offer; The Merger Agreement and Certain Other Agreements") of the Supplement is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

  Item 10 is hereby amended and supplemented as follows:

  The information set forth in the "Introduction," Section 5 ("Background of the Offer; the Merger Agreement and Certain Other Agreements"), and Section 7 ("Certain Legal Matters") of the Supplement is incorporated herein by reference.

  The information set forth in the Supplement and the revised Letter of Transmittal, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

  Item 11 is hereby amended and supplemented by adding the following:

    (a)(14) Supplement to Offer to Purchase, dated March 30, 1998.
    (a)(15) Revised Letter of Transmittal with respect to the Shares.
    (a)(16) Revised Letter, dated March 30, 1998, from Bear, Stearns & Co. Inc.
            to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
    (a)(17) Revised Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.
    (a)(18) Revised Notice of Guaranteed Delivery with respect to the Shares.
    (a)(19) Revised Summary Advertisement, dated March 30, 1998.
    (a)(20) Press Release issued by Parent, dated March 27, 1998
    (a)(21) Press Release issued by Parent, dated March 30, 1998
    (a)(22) Letter Agreement from Sonnenschein Nath & Rosenthal, dated March
            29, 1998, to the Company and its counsel.
    (c)(9)  Letter of Parent, dated March 26, 1998, to the Company

                          SCHEDULE 14D-1/A AND 13D/A

                                                          Page 6 of 8 Pages
  CUSIP NO. 591680 103



                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Great Universal Acquisition Corp.

                                                /s/ Thomas A. Gasparini
                                          By: _________________________________
                                          Name: Thomas A. Gasparini
                                          Title:Vice President and General
                                           Counsel
Date: March 30, 1998

                          SCHEDULE 14D-1/A AND 13D/A

                                                          Page 7 of 8 Pages
  CUSIP NO. 591680 103



                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          The Great Universal Stores P.L.C.

                                                   /s/ John W. Peace
                                          By: _________________________________
                                          Name: John W. Peace
                                          Title:Director
Date: March 30, 1998

                           SCHEDULE 14D-1/A AND 13D/A

                                                          Page 8 of 8 Pages
  CUSIP NO. 591680 103



                               INDEX TO EXHIBITS

  EXHIBIT
  NUMBER                               EXHIBIT
  -------                              -------
 (a)(14)   Supplement to Offer to Purchase, dated March 30, 1998.
 (a)(15)   Revised Letter of Transmittal with respect to the Shares.
 (a)(16)   Revised Letter, dated March 30, 1998, from Bear, Stearns & Co.
           Inc. to Brokers, Dealers, Banks, Trust Companies and Other
           Nominees.
 (a)(17)   Revised Letter for use by Brokers, Dealers, Banks, Trust Com-
           panies and Nominees to their Clients.
 (a)(18)   Revised Notice of Guaranteed Delivery with respect to the
           Shares.
 (a)(19)   Revised Summary Advertisement, dated March 30, 1998.
 (a)(20)   Press Release issued by Parent, dated March 27, 1998
 (a)(21)   Press Release issued by Parent, dated March 30, 1998
 (a)(22)   Letter Agreement from Sonnenschein Nath & Rosenthal, dated
           March 29, 1998, to the Company and its counsel.
 (c)(9)    Letter of Parent, dated March 26, 1998, to the Company